Exhibit 99.1
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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
CONNECTED TRANSACTION
DISPOSAL OF EQUITY INTERESTS IN PETROCHINA GUANGXI OIL
STORAGE LIMITED

The Board is pleased to announce that PetroChina Guangxi International Enterprises Limited (“Guangxi International”), a wholly-owned subsidiary of the Company, has entered into the Equity Transfer Agreement with CNPC on 31 December 2010 in respect of equity interests in PetroChina Guangxi Oil Storage Limited (the “Target Company”). Under the Equity Transfer Agreement, Guangxi International will transfer 100% equity interests in the Target Company to CNPC. At completion of the Equity Transfer, CNPC will pay RMB2,113,309,200 (approximately HK$2,457,336,300) to Guangxi International as consideration, which represents the net asset value of the Target Company as at the Valuation Date. The consideration is based on the net asset value of the Target Company according to the appraisal by China Tong Cheng Assets Appraisal Co., Ltd using 31 July 2010 as the reference date of valuation, and will be adjusted by any gain/loss to the net assets of the Target Company between the Valuation Date and the Completion Date.
CNPC is the controlling shareholder of the Company. Guangxi International is a wholly-owned subsidiary of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company, and the Equity Transfer constitutes a connected transaction of the Company.
Since the applicable percentage ratio for the Equity Transfer is more than 0.1% but less than 5% for the Group, the Company is only subject to the reporting and announcement requirement and is exempt from the independent shareholders’ approval requirement under the Listing Rules. The Equity Transfer has been approved at the eleventh meeting of the fourth session of the Board.

INTRODUCTION
The Board is pleased to announce that Guangxi International, a wholly-owned subsidiary of the Company, has entered into the Equity Transfer Agreement with CNPC on 31 December 2010 in respect of equity interests in the Target Company. Under the Equity Transfer Agreement, Guangxi International will transfer 100% equity interests in the Target Company to CNPC. At completion of the Equity Transfer, CNPC will pay RMB2,113,309,200 (approximately HK$2,457,336,300) to Guangxi International as consideration, which represents the net asset value of the Target Company as at the Valuation Date.
Details of the Equity Transfer Agreement are as follows:
EQUITY TRANSFER AGREEMENT
Date
31 December 2010
Parties
Transferor: Guangxi International, a wholly-owned subsidiary of the Company
Transferee: CNPC
The Equity Transfer and subject equity interests
Pursuant to the Equity Transfer Agreement, CNPC has agreed to acquire, and Guangxi International has agreed to sell, 100% equity interests in the Target Company. After completion of the Equity Transfer, the Target Company will cease to be a subsidiary of the Company.
The current registered capital of the Target Company is RMB100,000,000. The Target Company is principally engaged in the business of oil storage and pipeline transmission. Currently, oil storage facilities of the Target Company with a capacity of 4,000,000 cubic metres is commissioned and started storing oil.
Consideration
CNPC will pay consideration to Guangxi International in the amount of RMB2,113,309,200 (approximately HK$2,457,336,300), representing the net asset value of the Target Company as at the reference date of valuation. CNPC will pay the consideration by cash. The Company intends to apply the proceeds from the Equity Transfer principally to repay bank loans obtained to build oil depots and to apply the remaining proceeds for developing international oil product sales.
The consideration is based on the net asset value of the Target Company according to the appraisal by China Tong Cheng Assets Appraisal Co., Ltd using 31 July 2010 as the reference date of valuation, and will be adjusted by any gain/loss to the net assets of the Target Company between the Valuation Date and the Completion Date. Comparing the initial investment for establishing the Target Company and the consideration for the Equity Transfer, a gain on disposal of RMB105,925,000 (approximately HK$123,168,600) will be accrued to the Company as a result of the Equity Transfer.
The abovementioned appraised value was determined based on the valuation report prepared by China Tong Cheng Assets Appraisal Co., Ltd, an independent valuer. The reference date of the valuation was 31 July 2010. The appraised net asset value of the Target Company is approximately RMB2,113,309,200 (approximately HK$2,457,336,300), as determined mainly by the cost-based approach.
As of 31 July 2010, the total audited net asset value of the Target Company was RMB2,118,241,300 (approximately HK$2,463,071,300). As the Target Company was incorporated in July 2010, there is no information on profit and loss of the Target Company in respect of past financial years. The initial investment for the 100% equity interests in the Target Company made by the Company was RMB2,007,384,200 (approximately HK$2,334,167,700).
Completion of the Acquisition
In accordance with the Equity Transfer Agreement, completion of the Equity Transfer shall take place on the Completion Date, to be agreed on by the parties, after all conditions to the completion as set out in the Equity Transfer Agreement are satisfied. Parties to the agreement shall cooperate in good faith to ensure satisfaction of such conditions as soon as possible, and use all reasonable endeavours to procure completion of the Equity Transfer as soon as possible.
REASONS FOR THE EQUITY TRANSFER AND BENEFITS TO THE COMPANY
The Board considers that the Equity Transfer is in line with the development strategies of the Company. In particular, the Board considers that in light of the characteristics of the crude oil storage business including substantial one-off capital input, high fund requirement for storing crude oil and low investment returns specifically as a result of low crude oil turnover in the first three years of operation, the Equity Transfer would optimize the asset structure of the Company, raise its fund utilization rate and its overall investment returns and would therefore improve the overall profitability of the Company.
RELATIONSHIP BETWEEN THE PARTIES AND CONNECTED TRANSACTION
CNPC is the controlling shareholder (as defined in the Listing Rules) of the Company. Guangxi International is a wholly-owned subsidiary of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company, and the Equity Transfer constitutes a connected transaction of the Company. Since the applicable percentage ratio for the Equity Transfer is more than 0.1% but less than 5% for the Group, the Company is only subject to the reporting and announcement requirement and is exempt from the independent shareholders’ approval requirement under the Listing Rules.
The Equity Transfer has been approved at the eleventh meeting of the fourth session of the Board. The Board (including the independent non-executive directors of the Company) considers that the terms of the Equity Transfer Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Each of Mr Jiang Jiemin, Chairman of the Company, Mr Zhou Jiping, Vice Chairman of the Company, and Directors Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan and Mr Wang Guoliang, all being directors connected with CNPC, has abstained from voting in view of their position as connected directors. Save as disclosed above, none of the directors of the Company has any material interests in the Equity Transfer.
INFORMATION ON THE COMPANY
Business of the Company
The Company is principally engaged in petroleum and natural gas-related activities, including:
(a)	the exploration, development, production and sale of crude oil and natural gas;

(b)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(c)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)	the transmission of natural gas and crude oil, and the sale of natural gas.
Business of CNPC
CNPC is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council of the predecessor of CNPC, China National Petroleum Company (). CNPC is also a state-authorised investment corporation and a state controlled company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.
Business of Guangxi International
Guangxi International is a limited liability company set up by PetroChina International Co., Ltd. (), a wholly-owned subsidiary of the Company, by making the relevant registration with the Administration for Industry and Commerce of Qinzhou City, Guangxi Zhuang Autonomous Region on 19 October 2009. It has registered capital of RMB100,000,000 and principally engages in the storage of crude oil, finished oils and chemical products, terminal operation, investment in storage and transportation facilities and oil pipe operation in south-western China and provision of consultation services relating to the above.
DEFINITIONS
In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Board”	the board of directors of the Company, including the

independent non-executive directors of the Company

“CNPC”	China National Petroleum Corporation, a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange, and its subsidiaries

“Completion Date”	the completion date as contemplated by the Equity Transfer Agreement

“Equity Transfer”	the transfer of 100% equity interests in the Target Company from Guangxi International, a wholly-owned subsidiary of the Company, to CNPC, pursuant to the Equity Transfer Agreement

“Equity Transfer Agreement”	the equity transfer agreement dated 31 December 2010 entered into between Guangxi International and CNPC in respect of the Equity Transfer

“Guangxi International”	(PetroChina Guangxi International Enterprises Limited*), a wholly-owned subsidiary of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	The People’s Republic of China

“PRC GAAP”	the PRC accounting standards

“Target Company”	(PetroChina Guangxi Oil Storage Limited*), a limited liability company incorporated under the laws of the PRC

“Valuation Date”	31 July 2010

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“RMB”	Renminbi, the lawful currency of the PRC

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
31 December 2010
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
In this announcement, RMB has been translated into HK$ at the rate close to the date of the Asset Transfer Agreement of HK$1= RMB0.86 for reference purpose only.

*	For identification purpose only